6-k

CTDC to Present at Rodman & Renshaw Annual Global Investment Conference

HONG KONG – August 31, 2009 — China Technology Development Group Corporation (Nasdaq: CTDC; “we” or “the Company”), a provider of solar energy products and solutions in China, today announced that the Company’s management will present at the 2009 Rodman & Renshaw Annual Investment Conference at the New York Palace Hotel in New York City on September 10, 2009 at 10:00 a.m.

The presentation materials in PDF format will be available on the “Investor Kit” section of the Company’s website at www.chinactdc.com from September 10, 2009 to December 10, 2009.

About CTDC:
CTDC is a provider of solar energy products and solutions in China. CTDC’s major shareholders include China Merchants Group (http://www.cmhk.com), one of the biggest state-owned conglomerates in China, and Beijing Holdings Limited, the largest integrated conglomerate established by Beijing Municipal Government outside mainland China.

For more information, please visit our website at http://www.chinactdc.com.

Forward-Looking Statement Disclosure:
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our product volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include the risk factors specified on our annual report on Form 20-F for the year ended December 31, 2008 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.